FORM 4 U.S. SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 OMB APPROVAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP OMB Number:3235-0287 Filed pursuant to Section 16(a) of the Securities
 Exchange Expires:April
30, 1997 Act of 1934, Section 17(a) of the Public Utility Estimated
 average burdenhours per
response0.5 Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1990

9 Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may
Continue. See Instructions 1(b)

1. Name and Address of 2. Issuer Name and Ticker or
Trading Symbol6. Relationship of
Reporting Reporting Person Orbit International Corp.
(Nasdaq: "ORBT")Person to Issuer
(Check all applicable) X Director Binder Mitchell 10%
Owner X Officer (give Other (specify
title below) below) Vice President - Finance and Chief Financial Officer

(Last) 3. IRS Numberof 4. Statement for 7. Individual or
Joint/Group Filing (Check applicable
line) Month/Year (First) Reporting Person
(Voluntary) X Form filed by October 2001 one
Reporting Person (Middle) Form filed by c/o Orbit
International Corp.80 Cabot Court more
than one Reporting Person (Street) 5. If Amendment,
 Date of Original (Month/Year)
Hauppauge New York 11788 (City) (State) (Zip)

TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR
BENEFICIALLY OWNED

1. Title of Security 2. 3. Transaction Code4. Securities
5. Amount of Securities 6. Owner-7.
Nature (Instr. 3) Trans- (Instr. 8)Acquired Beneficially
Owned at End of ship of Indirect
Beneficial Owner- (A) or Disposed of Month Form: Direct (D)
 or Indirect (I) ship action (D)
Date (Month/ Day/ Year)(Instr. 3, 4 and 5)(Instr. 3 (Instr. 4)(Instr. 4) and 4)

Code V Amount(A) or Price (D)
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. FORM 4 (CONTINUED) TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED (E.G., PUTS, CALLS, WARRANTS,
OPTIONS, CONVERTIBLE SECURITIES)
1. Title of DerivativeSecurity2.3.4. 5. Number ofDerivative
6. Date7. Title and Amountof8.
Priceof9. Numberof10. Owner-ship 11. (Instr. 3)
ConversionorTrans-Transac-tionSecurities
UnderlyingSecuritiesDerivativeSecuritiesBeneficiallyOwnedForm Na- ExercisePrice ofDerivativeSecurityactionCodeAcquired Exercisable
 and (Instr. 3 Derivative Securityat End of
DerivativeSecurity: tureof In-directBene-ficial
Own-ership Date (Instr.8)(A) or Expiration
Date(Month/Day/Year)and 4)(Instr. 5)of Direct (D)
 or(Instr. (Month/ Day/ Disposed Month 4)
Year) of (D) Indirect (I) Instr. 3, (Instr. 4)(Instr. 4) 4, and 5)

Date Expira-- Title tion Amount or Exer-cisable Date Number ofShares

CodeV (A) (D) Option to purchase CommonStock$1.6710/4/01A(A) 10/4/0210/4/11Common22,364$1.67 189,030 (D) Stock
Explanation of Responses: ** Intentional misstatements or omissions of facts constitute Federal
Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
 /s/ Mitchell Binder 11/06/01
Signature Date Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure. S:\dlb\Orbit Int. Corp\Form
4\Form 4 - Binder - 22,364 options 10-01.wpd